Via Facsimile and U.S. Mail
Mail Stop 6010

April 29, 2009

Mr. Christopher Gilcher
Seafarer Exploration Corp.
Principal Financial and Accounting Officer
14497 N. Dale Mabry Highway,
Suite 209N
Tampa, FL 33618

> **Re: Seafarer Exploration Corp.**
> **Item 4.01 Form 8-K**
> **Filed April 29, 2009**
> **File No. 000-29461**

Dear Mr. Gilcher:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant